UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

NEW RIVER PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

648468 20 5
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7978
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: David I. Meyers, Esq. John Owen Gwathmey, Esq. Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1239

February 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 648468 20 5	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,278,668
	8	SHARED VOTING POWER 16,331,748
	9	SOLE DISPOSITIVE POWER 2,278,668
	10	SHARED DISPOSITIVE POWER 16,331,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,610,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 648468 20 5	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RJK, L.L.C. I.R.S. IDENTIFICATION NO.: 54-1816015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,764,637
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,764,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,764,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON OO - limited liability company

CUSIP No. 648468 20 5	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS New River Management II, LP I.R.S. Identification No.: 65-1166473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP Yes (a) ☐ No (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,415,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,415,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,415,278
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 648468 20 5	Page 5 of 9

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the Common Stock, par value $.0001 per share, (the “Common Stock”) of New River Pharmaceuticals Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk (“RJK”) and New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk (“NRM II” and, together with Mr. Kirk and RJK, the “Reporting Persons”).

(a)-(c) The address of the principal business office of each of the Reporting Persons is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The present principal occupation/employment of Mr. Kirk is Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Kirk is also the Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk. The principal business of each of RJK and NRM II is investment.

(d)-(e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the managers or joint holders of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kirk is a citizen of the United States. RJK and NRM II are entities organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.

The Company was formed by Mr. Kirk and was, prior to its initial public offering in August 2004, controlled, managed and primarily funded by Mr. Kirk and his affiliates. In 1999, Mr. Kirk obtained the 2,278,668 shares of Common Stock as to which he has sole voting and dispositive power pursuant to a distribution and an exchange and in various private placements, each of which was exempt under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). RJK owns 3,312,637 shares of Common Stock received in 2002 upon conversion of a convertible promissory note issued by the Company. RJK received in 1999 the other shares of Common Stock it owns pursuant to a distribution and in private placements under Section 4(2) of the Securities Act. NRM II received in 2003 the shares of Common Stock it owns pursuant to an exchange and in private placements under Section 4(2) of the Securities Act.

The Reporting Persons and certain other entities controlled by Mr. Kirk (each, a “Signing Shareholder”), have entered into a Tender and Support Agreement, dated as of February 20, 2007, with Shire plc (the “Tender Agreement”). The Tender Agreement is more fully described in Item 4 of this Statement below. No shares were purchased by the Reporting Persons pursuant to the Tender Agreement, and thus no funds were used for such purpose.

CUSIP No. 648468 20 5	Page 6 of 9

Item 4.	Purpose of Transaction.

On February 20, 2006, the Company, Shire plc (“Parent”) and Shuttle Corporation, an indirect wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement of Merger (the “Merger Agreement”).

Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company's common stock, par value $0.001 per share (the “Common Stock”), at a purchase price of $64.00 per share of Common Stock in cash (such purchase price per share of Common Stock, or greater purchase price per share of Common Stock at which shares of Common Stock are purchased in the Offer, the “Offer Price”) and (ii) following consummation of the Offer, Merger Sub will be merged (the “Merger”) with and into the Company, with each outstanding share of Common Stock (other than shares of Common Stock owned by any wholly-owned subsidiary of the Company, by Parent or Merger Sub or by any direct or indirect wholly-owned subsidiary of Parent, and shares as to which appraisal rights have been properly exercised and not withdrawn in accordance with the applicable provisions of the Virginia Stock Corporation Act) being converted into the right to receive the Offer Price in cash, without interest thereon. The Company will survive the Merger as an indirect wholly-owned subsidiary of Parent. Any unexercised options or stock appreciation rights to purchase shares of Common Stock outstanding immediately prior to the effective time of the Merger will, at the effective time of the Merger, automatically be cancelled and the holder thereof will be entitled to receive an amount in cash equal to the excess, if any, of the Offer Price over the per share exercise price of such option or stock appreciation right, multiplied by the number of shares of Common Stock issuable upon exercise of such option or subject to such stock appreciation right.

Subject to the terms and conditions of the Merger Agreement, the Company has granted to Parent a one-time option, which may only be exercised within 10 business days after consummation of the Offer or the expiration of any subsequent offering period, as applicable, to acquire from the Company at a price per share equal to the Offer Price (which may be paid in cash or with a one-year promissory note) up to an additional number of shares of Common Stock such that immediately after the issuance of those additional shares, Merger Sub will own 90% of the outstanding shares of Common Stock on a fully-diluted basis (the “Top-Up Option”). The Top-Up Option is exercisable only if Merger Sub purchases in the Offer a number shares of Common Stock such that it owns less than 90% of the shares of Common Stock on a fully-diluted basis. The Top-Up Option may not be exercised to the extent the number of shares of Common Stock issuable upon exercise of the Top-Up Option would require approval of the Company's shareholders under the rules of the Nasdaq Stock Market or would exceed the number of authorized but unissued shares of Common Stock, or if any law or order of a governmental authority would prohibit or require any consent from, or any action by or filing with or notification to, any governmental authority or the Company’s shareholders, in connection with the exercise of the Top-Up Option or the delivery of shares of Common Stock in respect of such an exercise, which has not already been obtained. If the Top-Up Option is exercised by Merger Sub (resulting in Merger Sub owning 90% or more of the outstanding shares of Common Stock), Merger Sub will be able to effect, subject to the terms and conditions of the Merger Agreement, a short-form merger under the Virginia Stock Corporation Act.

In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of shares of Common Stock pursuant to the Offer, Parent will be entitled to designate a number of directors, rounded up to the next whole number, on the Company’s Board of Directors and Board committees equal to the product of (i) the total number of directors on the Company’s Board of Directors or Board committee, as applicable, and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub bears to the number of shares of Common Stock then outstanding.

In the Merger Agreement, the Company has covenanted not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

CUSIP No. 648468 20 5	Page 7 of 9

Consummation of the Offer is subject to certain conditions, including, approval of the acquisition and an amendment to Parent's articles of association by Parent's shareholders, the tender of a majority of the shares of Common Stock on a fully-diluted basis, the expiration or earlier termination of the Hart-Scott-Rodino waiting period, and other customary conditions.

Upon consummation of the Merger, the Articles of Incorporation and the Bylaws of the surviving corporation in the Merger will be amended and restated as fully set forth in the Merger Agreement. Following the consummation of the Merger, the Company’s capital stock will be deregistered under the Exchange Act of 1934, as amended and delisted from The Nasdaq Global Market.

Pursuant to the Tender Agreement, each Signing Shareholder has agreed to validly tender or cause to be tendered in the Offer all shares of Common Stock beneficially owned by such Signing Shareholder pursuant to and in accordance with the terms of the Offer no later than 17 business days after commencement of the Offer. In addition, pursuant to the Tender Agreement, each Signing Shareholder has agreed that during the period beginning on the date of the Tender Agreement and ending on the earlier of (a) the consummation of the Merger, (b) the termination of the Tender Agreement by mutual agreement, and (c) the termination of the Merger Agreement in accordance with its terms (the “Agreement Period”), each Signing Shareholder shall at any meeting of the Company’s shareholders vote its shares of Common Stock in favor of adoption of the Merger Agreement. The Tender Agreement will automatically terminate at the end of the Agreement Period.

The shares of Common Stock currently owned by such Signing Shareholders represent in the aggregate a majority of the currently outstanding shares of Common Stock.

A copy of the Merger Agreement is attached as Exhibit 1 to this Statement and is incorporated herein by reference. A copy of the Tender Agreement is attached as Exhibit 2 to this Statement and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Tender Agreement, as applicable.

The Merger Agreement governs the contractual rights between the parties in relation to the Offer and Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide investors with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent or the Company in Parent’s or the Company’s public reports filed with the Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Parent or the Company. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Item 5.	Interest in Securities of the Issuer.

(a)    18,610,416 shares of Common Stock of the Company are owned beneficially by the Reporting Persons, constituting approximately 50.2% of such shares of Common Stock outstanding.

(b)    Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote - 2,278,668
(ii)	shared power to vote or to direct the vote - 16,331,748(1)
(iii)	sole power to dispose of or to direct the disposition of - 2,278,668
(iv)	shared power to dispose of or to direct the disposition of 16,331,748(1)

CUSIP No. 648468 20 5	Page 8 of 9

(1) Includes shares held by the following entities over which Mr. Kirk (or an entity over which he exercises exclusive control) exercises exclusive control: 5,764,637 shares held by RJK; 4,415,278 shares held by NRM II; 1,498,144 shares held by R.J. Kirk Declaration of Trust; 1,471,806 shares held by Third Security Staff 2001, LLC; 1,466,218 shares held by New River Management III, LP; 1,182,665 shares held by Kirkfield, L.L.C.; 523,650 shares held by Randal J. Kirk (2000) Limited Partnership; and 9,350 shares held by Lotus Capital (2000) Company Inc.

(c)    The Reporting Persons have not engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference. Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of February 20, 2007, by and among Shire plc, Shuttle Corporation and New River Pharmaceuticals Inc., including the form of Tender and Support Agreement, dated as of February 20, 2007, by and among Shire plc, Randal J. Kirk, Kirkfield, L.L.C., New River Management II, LP, New River Management III, LP, RJK, L.L.C., Third Security Staff 2001 LLC, Randal J. Kirk (2000) Limited Partnership, Trust under R.J. Kirk Declaration of Trust, dated March 29, 2000, between Randal J. Kirk, as settlor, and Randal J. Kirk, as trustee, and Lotus Capital (2000) Company Inc. as Exhibit A and the Plan of Merger as Exhibit B thereto (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of February 20, 2007, and incorporated herein by reference).

Exhibit 2
Tender and Support Agreement, dated as of February 20, 2007, by and among Shire plc, Randal J. Kirk, Kirkfield, L.L.C., New River Management II, LP, New River Management III, LP, RJK, L.L.C., Third Security Staff 2001 LLC, Randal J. Kirk (2000) Limited Partnership, Trust under R.J. Kirk Declaration of Trust, dated March 29, 2000, between Randal J. Kirk, as settlor, and Randal J. Kirk, as trustee, and Lotus Capital (2000) Company Inc.

Exhibit 3	Joint Filing Agreement, dated as of February 14, 2007, by and among Randal J. Kirk, RJK, L.L.C. and New River Management II, LP

CUSIP No. 648468 20 5	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2007

/s/ Randal J. Kirk
Randal J. Kirk

RJK, L.L.C.

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NEW RIVER MANAGEMENT II, LP

By:	Third Security Capital Partners, LLC,
its General Partner

By:	Third Security, LLC,
its Managing Member

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1
Agreement and Plan of Merger, dated as of February 20, 2007, by and among Shire plc, Shuttle Corporation and New River Pharmaceuticals Inc., including the form of Tender and Support Agreement, dated as of February 20, 2007, by and among Shire plc, Randal J. Kirk, Kirkfield, L.L.C., New River Management II, LP, New River Management III, LP, RJK, L.L.C., Third Security Staff 2001 LLC, Randal J. Kirk (2000) Limited Partnership, Trust under R.J. Kirk Declaration of Trust, dated March 29, 2000, between Randal J. Kirk, as settlor, and Randal J. Kirk, as trustee, and Lotus Capital (2000) Company Inc. as Exhibit A and the Plan of Merger as Exhibit B thereto (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of February 20, 2007, and incorporated herein by reference).

Exhibit 2
Tender and Support Agreement, dated as of February 20, 2007, by and among Shire plc, Randal J. Kirk, Kirkfield, L.L.C., New River Management II, LP, New River Management III, LP, RJK, L.L.C., Third Security Staff 2001 LLC, Randal J. Kirk (2000) Limited Partnership, Trust under R.J. Kirk Declaration of Trust, dated March 29, 2000, between Randal J. Kirk, as settlor, and Randal J. Kirk, as trustee, and Lotus Capital (2000) Company Inc.

Exhibit 3	Joint Filing Agreement, dated as of February 14, 2007, by and among Randal J. Kirk, RJK, L.L.C. and New River Management II, LP